EXHIBIT 10.61

AMENDMENT NO. 2
TO MASTER INTERCOMPANY AGREEMENT

THIS AMENDMENT NO. 2 (this "Amendment") to the Master Intercompany Agreement (the "Agreement") dated as of April 26, 1993, and amended as of September 30, 1996, by and among International Truck and Engine Corporation (f/k/a Navistar International Transportation Corp.), a Delaware corporation ("International") and Navistar Financial Corporation, a Delaware corporation ("NFC") is made and entered into as of this 16th day of August, 2000 by and among International and Navistar Financial.

WHEREAS, International was formerly known as Navistar International Transportation Corp. and was referred to in the Agreement as "NITC", but International now wishes to be referred to in the Agreement as "International";

WHEREAS, NFC desires to securitize certain Retail Accounts which are sold by International to NFC pursuant to Article III of the Agreement; and

WHEREAS NFC desires to clarify the terms through which the Retail Accounts are sold to NFC:

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged:

International and NFC hereby agree as follows:

1.   Defined Terms. Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Agreement, as amended by this Amendment.

2.   Changes to Existing Definitions.

A.   The term "NITC," wherever used in the Agreement, is hereby deleted and replaced with the term "International."

B.   The definition of "Retail Account" in Article 1 of the Agreement shall be amended and restated to read in its entirety as follows:

Retail Account means an unsecured account receivable owing to International arising out of sales of New International Products and Used Goods by International to its national accounts (fleet) truck retail customers and TEMs in the ordinary course of its business, all Related Security with respect to each such Retail Account, all Collections with respect thereto, and all cash and non-cash Proceeds of the foregoing. Retail Accounts for purposes of Article III of this Agreement shall refer to retail accounts which are now in existence and which may hereafter come into existence and which are to be sold to NFC as mutually agreed to from time to time between International and NFC.

C.   The definition of "New International Products" shall be amended and restated to read in its entirety as follows:

> **New International Products** means New International Trucks, engines (including, but not limited to, any engines sold to Ford pursuant to the Ford Supply Agreements), and parts manufactured or sold by International.

D.   The definition of "TEM" in Article 1 of the Agreement shall be amended to state the following:

> **TEM** means (i) Ford, as purchaser under any Ford Supply Agreement, and (ii) a truck equipment manufacturer and its distributors which incorporate International's chassis or components into its products, provided such manufacturer or distributor is a party to a TEM agreement with International under which agreement International agrees to provide chassis or other truck components to be incorporated into such manufacturer's products.

3.   <u>New Definitions</u>. Article I of the Agreement shall be amended to add the following defined terms:

Collections shall mean, for any Retail Account as of any date, (i) the sum of all amounts, whether in the form of wire transfer, cash, checks, drafts, or other instruments, received by International in payment of, or applied to, any amount owed by an Obligor on account of such Retail Account on or before such date, including, without limitation, all amounts received on account of such Retail Account and all other fees and charges and (ii) cash proceeds of Related Security with respect to such Retail Account.

Contract shall mean a binding contract between International and an Obligor including any and all instruments, agreements, invoices or other writings which gives rise to or evidences indebtedness for the purchase of one or more New International Trucks or Used Goods or related services from International (but excluding (i) any dealer note or other "floorplan" financing and (ii) any retail installment sale contract, retail note, lease, or other secured, intermediate term indebtedness).

Ford means Ford Motor Company and any of its affiliates, as applicable.

Ford Supply Agreements means the Next Generation Diesel Supply Agreement entered into between Ford and International as of October 1, 1987; the Next Generation II Diesel Supply Agreement entered into between Ford and

International as of October 29, 1997; the V6 Diesel Engine Supply Agreement entered into between Ford and International as of August 1, 1999; any amendments to the foregoing agreements and any successor agreements.

Related Security shall mean with respect to any Retail Account:

(a)   all Contracts with respect to such Retail Account;

(b)   all of International's interest, if any, in the New International Trucks and Used Goods;

(c)   all other security interests or liens and property subject thereto from time to time, if any, purporting to secure payment of such Retail Account, whether pursuant to the Contract related to such Retail Account or otherwise, together with all financing statements signed by an Obligor describing any collateral securing such Retail Account;

(d)   all guarantees, indemnities, letters of credit, insurance or other agreements or arrangements of any kind from time to time supporting or securing payment of such Retail Account whether pursuant to the Contract related to such Retail Account or otherwise;

(e)   all records relating to, and all service contracts and any other contracts associated with, the Retail Accounts, the Contracts or the Obligors;

(f)   all Proceeds of the foregoing.

Obligor shall mean, for any Retail Account, each and every Person who purchased one or more New International Trucks or Used Goods or related services on credit under a Contract and who is obligated to make payments to International pursuant to such Contract.

Proceeds shall mean "proceeds" as defined in Section 9-306(1) of the Uniform Commercial Code as in effect in the State of New York and in the jurisdiction whose law governs the perfection of ownership interests therein.

4.   <u>Retail Account Service Charge</u>. The description of the "Retail Account Service Charge" in Article III.C. shall be amended to state the following:

International agrees to pay NFC the Retail Account Service Charge as provided herein, which Retail Account Service Charge should not be construed as interest on a loan, but rather as a payment for services rendered. The Retail Account Service Charge shall be accounted for under the Current Account Statement and paid by International to NFC on each Current Account Statement Date. The Retail Account Service Charge shall be determined monthly by multiplying the

Service Charge Rate, expressed as a monthly rate, with respect to the relevant Retail Account Settlement Period by the average of the averages of sold Retail Accounts including additions thereto outstanding at the beginning and at the end of each Retail Account Settlement Period during a calendar month.

5. <u>Consent to Assignment</u>. International consents to the assignment by NFC of certain of its rights under this Agreement and certain Retail Accounts and the Related Security, Collections and Proceeds pertaining to such Retail Accounts pursuant to a Purchase Agreement dated as of August 16, 2000 between NFC and Truck Retail Accounts Corporation, as the same may be amended from time to time.

6. <u>Effectiveness of Amendments</u>. This Amendment shall be deemed effective on the date hereof. Except as expressly set forth above, all terms of the Agreement shall be and remain in full force and effect and shall constitute the legal, valid and binding and enforceable obligations of the parties hereto. To the extent any terms and conditions in the Agreement shall contradict or be in conflict with any provisions of this Amendment, the provisions of this Amendment shall govern.

7. **<u>Governing law</u>. THIS AMENDMENT AND THE AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, UNLESS OTHERWISE NOTED, THE LAWS OF THE STATE OF ILLINOIS, WITHOUT REFERENCE TO ITS CONFLICT OF LAW PROVISIONS, AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER AND THEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.**

8. <u>Counterparts</u>. This Amendment may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, the parties thereto have executed this Amendment as of this 16th day of August, 2000.

INTERNATIONAL TRUCK AND ENGINE CORPORATION

By: _____

Title: _____

NAVISTAR FINANCIAL CORPORATION

By: _____

Title: _____